Exhibit 99.1

TECO Energy, Inc.

Investment Considerations

The following are certain factors that could affect TECO Energy’s future results. They should be considered in connection with evaluating forward-looking statements contained in TECO Energy’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, and otherwise made by or on behalf of TECO Energy because these factors could cause actual results and conditions to differ materially from those projected in those forward-looking statements.

Unless the context otherwise requires, references in this Exhibit 99.1 to “we”, “us”, “our” and “TECO Energy” refer to TECO Energy, Inc.

Financing Risks

We have substantial indebtedness, which could adversely affect our financial condition and financial flexibility.

In recent years, we have significantly increased our indebtedness which has resulted in an increase in the amount of fixed charges we are obligated to pay. The level of our indebtedness and restrictive covenants contained in our debt obligations could limit our ability to obtain additional financing or refinance existing debt and could prevent the repayment of subordinated debt and the payment of dividends if those payments would cause a violation of the covenants.

In order for us to use our credit facilities, we must meet certain financial tests. Our $200 million credit facility entered into July 6, 2004 requires that at the end of each quarter the ratio of debt to earnings before interest, taxes, depreciation and amortization (EBITDA), as defined in the applicable agreement, not exceed 5.25 times through December 30, 2005, 5.00 times from December 31, 2005 through December 30, 2006 and 4.90 times from and after December 31, 2006, and our EBITDA to interest coverage ratio, as defined in the applicable agreement, to be not less than 2.25 times through December 30, 2005 and 2.60 times thereafter. If we fail to meet these required ratios, the lenders under this credit facility could require us to repay all loans under the credit facility and cash collateralize any related outstanding letters of credit. Tampa Electric Company’s credit facility requires that at the end of each quarter Tampa Electric Company’s debt-to-capital ratio, as defined in the agreement, not exceed 60% and its EBITDA to interest coverage ratio, as defined in the applicable agreement, not be less than 2.5 times. At June 30, 2004, Tampa Electric Company’s debt-to-capital ratio was 48.3% and its interest coverage ratio was 5.6 times. Similarly, certain long-term debt at Tampa Electric Company’s Peoples Gas System division contains a prohibition on the incurrence of funded debt if Tampa Electric Company’s debt-to-capital ratio, as defined in the applicable agreement, exceeds 65%. The Tampa Electric Company debt related to Peoples Gas also carries a requirement that Tampa Electric Company’s interest coverage ratio, as defined in the applicable agreement, be 2.0 times or greater for four consecutive quarters.

Our construction undertaking obligations associated with TWG’s Gila River and Union Power Projects, in effect until twelve months after commercial operation, require our consolidated EBITDA to interest coverage ratio, as defined in the applicable agreement, to equal or exceed 3.0 times for the twelve-month period ended each quarter and a debt-to-capital ratio not to exceed 65% at the end of each fiscal quarter. The EBITDA to interest coverage ratio required in the undertaking for the quarters ended September 30, 2003 and December 31, 2003, calculated on February 5, 2004 by agreement with the lenders, was 2.7 and 2.4 times for the two quarters, respectively, and was 2.0 times as of June 30, 2004. Non-compliance with this covenant could result in the lenders seeking to accelerate the $1.395 billion of non-recourse construction debt absent the sale of the projects to the lenders.

Our 10.5% Notes due 2007 issued in November 2002 contain covenants that limit our ability to incur additional liens and require us to achieve certain interest coverage levels in order to pay dividends, make distributions or certain investments, or issue additional indebtedness. The 7.5% Notes issued in June 2003 contain the same limitation on liens covenant. The limitation on restricted payments restricts us from paying dividends or making distributions or certain investments unless there is sufficient cumulative operating cash flow, as defined in the agreement applicable to the 10.5% Notes, in excess of 1.7 times interest coverage to make contemplated dividend payments, distributions or investments. Our operating cash flow, restricted payments and interest coverage are calculated on a cumulative basis from the issuance of the 10.5% Notes in November 2002. As of June 30, 2004, $348 million was accumulated and available for future restricted payments. Further, we are not permitted, with certain exceptions as stated in that agreement, to create any lien upon any of our property in excess of 5% of consolidated net tangible assets as defined, without equally and ratably securing the 10.5% Notes. As of June 30, 2004 this limitation would apply to the creation of covered liens exceeding $234 million. Finally, our operating cash flow to interest coverage ratio, as defined in that agreement, for the immediately preceding four quarters must exceed 2.0 times for us to be able to issue additional indebtedness, with certain exceptions as provided in that agreement. As of June 30, 2004, our operating cash flow to interest coverage ratio for the immediate preceding four quarters, with pro forma adjustments as provided in the agreement, was 2.3 times.

Our $200 million credit facility provides that, in the event the aggregate quarterly dividend payments on our common stock were to equal or exceed $50,000,000, we would not be able to declare or pay cash dividends on our common stock or make certain other distributions unless we had previously delivered liquidity projections satisfactory to the administrative agent under the credit facility demonstrating that we will have sufficient cash to pay such dividends and distributions and the three succeeding quarterly dividends. The credit facility is secured by all of the stock of our subsidiary, TECO Transport, until we achieve an investment grade credit rating from both Moody’s Investors Service and Standard & Poor’s Ratings Services.

Tampa Electric Company’s 6.25% Senior Notes Due 2016 contain covenants that require Tampa Electric Company to maintain, as of the last day of each fiscal quarter, a debt-to-capital ratio, as defined in the agreement, that does not exceed 60%, and prohibit the creation of any covered lien on any of its property in excess of $787 million, with certain exceptions as defined in the agreement, without equally and ratably securing the 6.25% Senior Notes.

We cannot assure you that we will be in compliance with these financial covenants in the future. Our failure to comply with any of these covenants or to meet our payment obligations could result in an event of default which, if not cured or waived, could result in the acceleration of other outstanding debt obligations. We may not have sufficient working capital or liquidity to satisfy our debt obligations in the event of an acceleration of all or a portion of our outstanding obligations. In addition, if we had to defer interest payments on our subordinated notes underlying the outstanding trust preferred securities included in the equity security units, we would be prohibited from paying cash dividends on our common stock until all unpaid distributions on those subordinated notes were made.

We also incur obligations in connection with the operations of our subsidiaries and affiliates that do not appear on our balance sheet, including obligations previously incurred that were related to the development of power projects by unconsolidated affiliates. These obligations take the form of guarantees, letters of credit and contractual commitments, as described in the sections titled “Off Balance Sheet Financing” and “Liquidity, Capital Resources” of the “Management’s Discussion & Analysis of Financial Condition & Results of Operations” section of our periodic reports filed with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. In addition, our unconsolidated affiliates from time to time incurred non-recourse debt to finance their power projects. Although we are not obligated on that debt, our investments in those unconsolidated affiliates are at risk if the affiliates default on their debt.

Our financial condition and ability to access capital may be materially adversely affected by further ratings downgrades.

On July 20, 2004, Standard & Poor’s lowered the ratings on our senior unsecured debt to BB with a stable outlook. It lowered the ratings on other of our securities, as well as those of TECO Finance, including lowering the rating of the trust preferred securities to B. Standard & Poor’s affirmed its rating of Tampa Electric Company’s senior secured and unsecured debt at BBB- with a stable outlook. In February 2004, Moody’s Investors Service lowered the ratings on our senior unsecured debt to Ba2 with a negative outlook. This followed actions in April 2003, when Moody’s and Fitch Ratings lowered their ratings on our senior unsecured debt to Ba1 and BB+, respectively, both with a negative outlook. Tampa Electric Company’s senior secured and unsecured debt ratings were lowered to Baa1 and Baa2, respectively, by Moody’s and to A- and BBB+, respectively, by Fitch, in both cases with negative outlook. The recent downgrades and any future downgrades may affect our ability to borrow, may affect future collateral or margin postings, and may increase our financing costs, which may decrease our earnings. We are also likely to experience greater interest expense than we may have otherwise if, in future periods, we replace maturing debt with new debt bearing higher interest rates due to our lower credit ratings. In addition, such downgrades could adversely affect our relationships with customers and counterparties.

In addition, as a result of past ratings actions, TECO EnergySource, TECO Gas Services, Inc., and other of our subsidiaries were required to post collateral with counterparties in order to continue to transact in the forward markets for electricity and natural gas. Collateral or margin postings may fluctuate based on either the fair value of open forward positions or credit assurance assessments negotiated with counterparties. Based on our analysis of the rights of those counterparties that have the right to call for collateral or margin postings, we believe the maximum collateral obligation would be approximately $8.0 million (including actual collateral posted of $7.2 million as of June 30, 2004). Counterparties with the right to call for collateral or margin postings are not obligated to do so.

If we are unable to limit capital expenditure levels as forecasted, our financial condition and results could be adversely affected.

Part of our plans includes capital expenditures at the operating companies at maintenance levels for the next several years. We cannot be sure that we will be successful in limiting capital expenditures to the planned amount. If we are unable to limit capital expenditures to the forecasted levels, we may need to draw on credit facilities or access the capital markets on unfavorable terms or ultimately sell additional assets to improve our financial position. We cannot be sure that we will be able to obtain additional financings or sell such assets, in which case our financial position, earnings and credit ratings could be adversely affected.

Because we are a holding company, we are dependent on cash flow from our subsidiaries, which may not be available in the amounts and at the times we need it.

We are a holding company and dependent on cash flow from our subsidiaries to meet our cash requirements that are not satisfied from external funding sources. Some of our subsidiaries have indebtedness containing restrictive covenants which, if violated, would prevent them from making cash distributions to us. In particular, certain long-term debt at Tampa Electric Company’s Peoples Gas System division prohibits payment of dividends to us if Tampa Electric Company’s consolidated shareholders’ equity is not at least $500 million. At June 30, 2004, Tampa Electric Company’s consolidated shareholders’ equity was approximately $1.7 billion. Also, our wholly owned subsidiary, TECO Diversified, Inc., the holding company for TECO Transport, TECO Coal and TECO Solutions, has a guarantee related to a coal supply agreement that could limit the payment of dividends by TECO Diversified to us.

Various factors could affect our ability to sustain our dividend.

Our ability to pay a dividend or sustain it at current levels could be affected by such factors as (i) the level of our earnings and therefore our dividend payout ratio, (ii) the level of our retained earnings could be affected by payment of dividends in excess of earnings and further write-offs of our merchant generation investments or other assets, and (iii) pressures on our liquidity needs, including unplanned debt repayments, unexpected capital needs and shortfalls in operating cash flow. These are in addition to any restrictions on dividends from our subsidiaries to us discussed above.

We are vulnerable to interest rate changes and may not have access to capital at favorable rates, if at all.

Changes in interest rates and capital markets generally affect our cost of borrowing and access to these markets. We cannot be sure that we will be able to accurately predict the effect those changes will have on our cost of borrowing or access to capital markets.

Merchant Power Project Risks

We and the project companies have not yet reached a definitive agreement with the non-recourse project lending banks for the transfer of our ownership of the Union and Gila River projects through a purchase and sale or other agreement to the lending group.

Our decision to exit from the ownership of the projects is not conditioned on reaching a consensual agreement with the lenders for the sale of the projects. If a definitive agreement cannot be reached, however, there could be a delay in the ultimate forgiveness of the non-recourse debt and there could be a change in the accounting treatment from discontinued operations back to continuing operations in a future period.

Under the letter of intent, as supplemented, the parties have retained the right to assert certain claims they may have against one another until a definitive agreement is reached. Assertion of such claims and defense against them could be time consuming and costly and delay the ultimate disposition of our interest in the projects.

The power plants owned by subsidiaries of TWG Merchant are affected by market conditions, and they may not be able to sell power at prices that enable it to recover its investments in the plants.

The power plants of TWG Merchant’s subsidiaries that are in operation currently sell most of their power based on market conditions at the time of sale, so TWG Merchant cannot predict with certainty:

•	the amount or timing of revenue it may receive from power sales from operating plants;

•	the differential between the cost of operations (in particular, natural gas prices) and power sales revenue;

•	the effect of competition from other suppliers of power;

•	regulatory actions that may affect market behavior, such as price limitations or bidding rules imposed by the Federal Energy Regulatory Commission (FERC) or state regulatory bodies or reimposition of regulation in power markets;

•	the demand for power in a market served by TWG Merchant’s plants relative to available supply;

•	the availability of transmission to accommodate the sale of power; or

•	whether TWG Merchant will recover its initial investment in these plants.

Several of the wholesale markets supplied by these merchant power plants have experienced significant pricing declines due to excess supply. The excess supply is partially due to the slowdown of electric deregulation in many states, or the outright repeal of electric competition legislation as occurred in Arkansas in 2003 (where the Dell and Union power stations are sited or located). This has allowed incumbent utilities to continue to operate older, less efficient generating facilities in lieu of purchasing power from newer, more efficient independent power plants. Consequently, only a small portion of the output of TWG Merchant’s plants has been sold forward, or hedged, under short-term agreements. TWG Merchant’s results could be adversely affected if it is unable to sufficiently sell the output of its plants under longer-term contracts or at a premium to forward curve prices for short-term sales or if we need to write off any of the capital already invested in the projects.

Our outlook assumes that TWG Merchant will manage these risks by:

•	optimizing among a mix of forward on-peak energy sales, daily and hourly spot market sales of capacity, energy and ancillary services, and longer-term structured transactions;

•	avoiding short positions; and

•	retaining flexibility to continue to defer, where advisable, construction of output capacity in a market that has become oversupplied.

However, we cannot be sure how successfully TWG Merchant will be able to implement these risk management measures. For instance, in oversupplied markets, entering into long-term contracts could be difficult.

The status of TWG Merchant’s investment in the suspended Dell and McAdams plants is subject to uncertainties which could result in impairment of asset values.

TWG Merchant carried an investment at June 30, 2004 of approximately $685 million in the Dell and McAdams plants, on which construction has been suspended. We are currently reevaluating the power market in which these projects would operate. If we were to determine that these markets do not justify the resumption of construction of these plants in the near future, we will evaluate the need to recognize an impairment of our investment, the effect of which would be to reduce our equity levels. Continued suspension beyond the currently anticipated time frame could delay construction schedules and increase costs and could also result in the impairment of asset values for these plants. Any resumption of construction of the plants would involve risks inherent in completion of large power generating facilities and require additional funds.

TWG Merchant’s marketing and risk management policies may not work as planned, and it may suffer economic losses despite such policies.

TWG Merchant seeks to actively manage the market risk inherent in its energy and fuel positions. Nonetheless, adverse changes in energy and fuel prices may result in losses in our earnings or cash flows and adversely affect our balance sheet. TWG Merchant’s marketing and risk management procedures may not always be followed or may not work as planned. As a result, we cannot predict with precision the impact that its marketing, energy management and risk management decisions may have on its business, operating results or financial position. In addition, to the extent it does not cover its positions to market price volatility, or the hedging procedures do not work as planned, fluctuating commodity prices would cause our sales and net income to be more volatile.

TWG Merchant’s and its affiliates’ marketing and risk management activities also are exposed to the credit risk that counterparties to its transactions will not perform their obligations. Should counterparties to these arrangements fail to perform, it may be forced to enter into alternative hedging arrangements, honor underlying commitments at then-current market prices or otherwise satisfy its obligations on unfavorable terms. In that event, its financial results would likely be adversely affected.

General Business and Operational Risks

General economic conditions may adversely affect our businesses.

Our businesses are affected by general economic conditions. In particular, the projected growth in Tampa Electric’s service area and in Florida is important to the realization of Tampa Electric’s and Peoples Gas System’s forecasts for annual energy sales growth. An unanticipated downturn in the local area’s or Florida’s economy could adversely affect Tampa Electric’s or Peoples Gas System’s expected performance.

Our unregulated businesses, particularly TWG Merchant, TECO Transport and TECO Coal, are also affected by general economic conditions in the industries and geographic areas they serve, both nationally and internationally.

Potential competitive changes may adversely affect our regulated electricity and gas businesses.

The U.S. electric power industry has been undergoing restructuring. Competition in wholesale power sales has been introduced on a national level. Some states have mandated or encouraged competition at the retail level and, in some situations, required divestiture of generating assets. While there is active wholesale competition in Florida, the retail electric business has remained substantially free from direct competition. While not expected in the foreseeable future, changes in the competitive environment occasioned by legislation, regulation, market conditions or initiatives of other electric power providers, particularly with respect to retail competition, could adversely affect Tampa Electric’s business and its performance.

The gas distribution industry has been subject to competitive forces for several years. Gas services provided by Peoples Gas System are now unbundled for all non-residential customers. Because Peoples Gas System earns margins on distribution of gas, but not on the commodity itself, unbundling has not negatively impacted Peoples Gas System’s results. However, future structural changes that we cannot predict could adversely affect Peoples Gas System.

Our gas and electricity businesses are highly regulated, and any changes in regulatory structures could lower revenues or increase costs or competition.

Tampa Electric and Peoples Gas System operate in highly regulated industries. Their retail operations, including the prices charged, are regulated by the Florida Public Service Commission, or FPSC, and Tampa Electric’s wholesale power sales and transmission services are subject to regulation by the FERC. Changes in regulatory requirements or adverse regulatory actions could have an adverse effect on Tampa Electric’s or Peoples Gas System’s performance by, for example, increasing competition or costs, threatening investment recovery or impacting rate structure.

Tampa Electric is seeking regulatory approval for the costs associated with a new contract for coal transportation and storage services.

Tampa Electric has executed a new 5-year contract for coal transportation and storage services with TECO Transport. These services have been provided by TECO Transport historically and represent about 40% of TECO Transport’s revenues. The costs associated with the transportation services are subject to FPSC review and a number of parties, including alternative transportation providers, have intervened in the proceedings. Hearings were held in May and June 2004 with a final FPSC decision expected in the third quarter of 2004. Failure to gain regulatory approval for the recovery of the costs associated with these services could adversely impact Tampa Electric’s financial results.

Our businesses are sensitive to variations in weather and have seasonal variations.

Most of our businesses are affected by variations in general weather conditions and unusually severe weather. Tampa Electric’s, Peoples Gas System’s and TWG Merchant’s energy sales are particularly sensitive to variations in weather conditions. Those companies forecast energy sales on the basis of normal weather, which represents a long-term historical average. Significant variations from normal weather could have a material impact on energy sales. Unusual weather, such as hurricanes, could adversely affect operating costs and sales.

Peoples Gas System, which has a single winter peak period, is more weather sensitive than Tampa Electric, which has both summer and winter peak periods. Mild winter weather in Florida can be expected to negatively impact results at Peoples Gas System.

Variations in weather conditions also affect the demand and prices for the commodities sold by TECO Coal, as well as electric power sales from TWG Merchant’s power plants. TECO Transport is also impacted by weather because of its effects on the supply of and demand for the products transported. Severe weather conditions could interrupt or slow service and increase operating costs of those businesses.

Electric power marketing may be seasonal. For example, in some parts of the country, demand for, and market prices of, electricity peak during the hot summer months, while in other parts of the country such peaks occur in the cold winter months. As a result, our power marketing results may fluctuate on a seasonal basis. The pattern of this fluctuation may change depending on the nature and location of the facilities we operate and the terms under which we sell electricity.

Commodity price changes may affect the operating costs and competitive positions of our businesses.

Most of our businesses are sensitive to changes in coal, gas, oil and other commodity prices. Any changes could affect the prices these businesses charge, their operating costs and the competitive position of their products and services.

In the case of Tampa Electric, fuel costs used for generation have been affected primarily by the cost of coal. Tampa Electric’s fuel costs will be increasingly impacted by the cost of natural gas with the completion of the Bayside repowering. Tampa Electric is able to recover the cost of fuel through retail customers’ bills, but increases in fuel costs affect electric prices and, therefore, the competitive position of electricity against other energy sources.

Regarding wholesale sales of electricity, the ability to make sales and margins on power sales is affected by the cost of fuel to Tampa Electric, particularly as it compares to the costs of other power producers.

In the case of TWG Merchant, results are impacted by changes in the cost of fuel and the market price for electricity. The profitability of merchant power plants is heavily dependent on the price for power in the markets they serve. Wholesale power prices are set by the market assuming a cost for the input energy and conversion efficiency, but the fixed costs may not be reflected in the price for spot, or excess, power.

In the case of Peoples Gas System, costs for purchased gas and pipeline capacity are recovered through retail customers’ bills, but increases in gas costs affect total retail prices and therefore the competitive position of Peoples Gas System relative to electricity, other forms of energy and other gas suppliers.

We rely on some transmission and distribution assets that we do not own or control to deliver wholesale electricity, as well as natural gas. If transmission is disrupted, or if capacity is inadequate, our ability to sell and deliver power and natural gas may be hindered.

We depend on transmission and distribution facilities owned and operated by utilities and other energy companies to deliver the electricity and natural gas we sell to the wholesale market, as well as the natural gas we sell and purchase for use in our electric generation facilities. If transmission is disrupted, or if capacity is inadequate, our ability to sell and deliver products and satisfy our contractual and service obligations may be hindered.

The FERC has issued regulations that require wholesale electric transmission services to be offered on an open-access, non-discriminatory basis. Although these regulations are designed to encourage competition in wholesale market transactions for electricity, there is the potential that fair and equal access to transmission systems will not be available or that sufficient transmission capacity will not be available to transmit electric power as we desire. We cannot predict the timing of industry changes as a result of these initiatives or the adequacy of transmission facilities in specific markets.

In addition, the independent system operators that oversee the transmission systems in certain wholesale power markets have from time to time been authorized to impose price limitations and other mechanisms to address volatility in the power markets. These types of price limitations and other mechanisms may adversely impact the profitability of our wholesale power marketing business.

The uncertain outcome regarding the creation of regional transmission organizations, or RTOs, may impact our operations, results or financial condition.

There continue to be proposals regarding development of RTOs, which would independently control the transmission assets of participating utilities in peninsular Florida. Given the regulatory uncertainty of the ultimate timing, structure and operations of any RTOs or an alternate combined transmission structure, we cannot predict what effect their creation will have on our future operations, results or financial condition.

We may be unable to take advantage of our existing tax credits.

We derive a portion of our net income from Section 29 tax credits related to the production of non-conventional fuels. Although we have sold approximately 90% of our interest in the production facilities, our use of any remaining tax credits is dependent on our generating sufficient taxable income against which to use the credits. The future results of this business could be negatively impacted by administrative actions of the Internal Revenue Service or the U.S. Treasury or changes in law, regulation or administration.

Problems with operations could cause us to incur substantial costs.

Each of our subsidiaries is subject to various operational risks, including accidents or equipment breakdown or failure and operations below expected levels of performance or efficiency. As operators of power generation facilities, Tampa Electric and TECO Wholesale Generation could incur problems such as the break-down or failure of power generation equipment, transmission lines, pipelines or other equipment or processes which would result in performance below assumed levels of output or efficiency. Our outlook assumes normal operations and normal maintenance periods for our subsidiaries’ facilities.

Our international projects and the operations of TECO Transport are subject to risks that could result in losses or increased costs.

Our subsidiaries are involved in certain international projects. These projects involve numerous risks that are not present in domestic projects, including expropriation, political instability, currency exchange rate fluctuations, repatriation restrictions, and regulatory and legal uncertainties. The international subsidiaries attempt to manage these risks through a variety of risk mitigation measures, including specific contractual provisions, obtaining non-recourse financing and obtaining political risk insurance where appropriate.

TECO Transport is exposed to operational risks in international ports, primarily in the form of its need to obtain suitable labor and equipment to safely discharge its cargoes in a timely manner. TECO Transport attempts to manage these risks through a variety of risk mitigation measures, including retaining agents with local knowledge and experience in successfully discharging cargoes and vessels similar to those used.

Changes in the environmental laws and regulations to which our regulated businesses are subject could increase our costs or curtail our activities.

Our businesses are subject to regulation by various governmental authorities dealing with air, water and other environmental matters. Changes in compliance requirements or the interpretation by governmental authorities of existing requirements may impose additional costs on us or require us to curtail some of our businesses’ activities.